UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                            Pride International, Inc.
                                -----------------
                                (Name of Issuer)

                                  Common Stock
                          -----------------------------
                         (Title of Class of Securities)

                                    74153Q102
                                   ----------
                                 (CUSIP Number)

                                Seadrill Limited
                                P.O. Box HM 1593
                          Par-la-Ville Place, 4th Floor
                              14 Par-la-Ville Road
                             Hamilton HM 08 Bermuda
                                  (441)295-6935

                                 With a copy to:
                               Gary J. Wolfe, Esq.
                               Seward & Kissel LLP
                             One Battery Park Plaza
                            New York, New York 10004
                                 (212) 574-1200
                                 --------------

                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 11, 2008
                                 --------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74153Q102            SCHEDULE 13D


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                 Seadrill Limited

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       WC

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                              Bermuda

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          8,429,200
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     8,429,200

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    8,429,200

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   5.0%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------

CUSIP NO. 74153Q102            SCHEDULE 13D


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                            Hemen Holding Limited

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       AF

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                               Cyprus

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          8,429,200
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     8,429,200

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    8,429,200

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   5.0%

------------------------------------------------------------------------------

14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------

CUSIP NO. 74153Q102            SCHEDULE 13D


------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  John Fredriksen

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [X]
                                                                       (b) [ ]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                                       OO

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                              Bermuda

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                          8,429,200
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                     8,429,200

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    8,429,200

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   5.0%

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------

PAGE>



CUSIP NO. 74153Q102            SCHEDULE 13D


Item 1.  Security and Issuer
----------------------------

This Schedule 13D relates to shares of common stock (the "Common Stock") of Pride International, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 5847 San Felipe, Suite 3300, Houston, Texas 77057.

Item 2.  Identity and Background
--------------------------------

This Schedule 13D is being filed on behalf of:

(i) Seadrill Limited, a Bermuda corporation ("Seadrill"); (ii) Hemen Holding Limited, a Cyprus holding company ("Hemen"); and (iii) John Fredriksen, a Cyprus citizen ("Mr. Fredriksen").

Seadrill, Hemen, and Mr. Fredriksen are collectively referred to as the "Reporting Persons."

Hemen is the principal shareholder of Seadrill. Mr. Fredriksen indirectly controls Hemen and is the Chairman, President and a Director of Seadrill.

(a., b., c. and f.) (i) The address of Seadrill's principal place of business is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda. The principal business of Seadrill is an international offshore drilling contractor providing services within drilling and well services.

The name, citizenship, residence or business address, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Seadrill is set forth below. Unless otherwise indicated, the present principal occupation of each person is with Seadrill. If no business address is given, the director's or executive officer's business address is Par-La-Ville Place, 4th Floor, 14 Par-La-Ville Road, Hamilton HM 08, Bermuda.


John Fredriksen    Chairman and President  Mr. Fredriksen's principal
                                           business address is c/o
                                           Frontline Ltd., 4th Floor,
                                           Par-la-Ville Place, 14
                                           Par-la-Ville Road, Hamilton
                                           HM 08, Bermuda.
                                           Mr. Fredriksen is also the
                                           Chairman, Chief Executive
                                           Officer, President and
                                           Director of Frontline Ltd.,
                                           an international shipping
                                           company engaged primarily in
                                           transporting crude oil and
                                           oil products.  Mr. Fredriksen
                                           is a citizen of Cyprus.


Tor Olav Troim     Director and            Mr. Troim's principal business
                   Vice President          address is c/o Ship Finance
                                           International Limited, 4th Floor,
                                           Par-la-Ville Place, 14 Par-la-Ville
                                           Road, Hamilton HM 08, Bermuda.  Mr.
                                           Troim also serves as a Director and
                                           the Chief Executive Officer of both
                                           Ship Finance International Limited,
                                           an international shipping company
                                           primarily engaged in the ownership
                                           and operation of vessels and
                                           offshore related assets, and Golden
                                           Ocean Group Ltd., a Bermuda based
                                           drybulk shipping.
                                           Mr. Troim is a citizen of Norway.

Kate Blankenship   Director                Ms. Blankenship's principal business
                                           address is c/o Frontline Ltd., 4th
                                           Floor, Par-la-Ville Place, 14
                                           Par-la-Ville Road, Hamilton HM 08,
                                           Bermuda. Ms. Blankenship also serves
                                           as a Director of Frontline Ltd.,
                                           Golar LNG Ltd., Ship Finance
                                           International Limited and Golden
                                           Ocean Group Limited.  Ms.
                                           Blankenship is a citizen of the
                                           nited Kingdom.

Jan Tore Stromme   Director                Mr. Stromme's principal business
                                           address is c/o Seadrill Limited, 4th
                                           Floor, Par-la-Ville Place, 14
                                           Par-la-Ville Road, Hamilton HM 08,
                                           Bermuda.  Mr. Stromme is also an oil
                                           broker representing Prime Energy
                                           Fuel Brokers. Mr. Stromme is a
                                           citizen of Norway.

Alf C. Thorkildsen Chief Executive Officer Seadrill Management AS is a
                   President of Seadrill   wholly-owned subsidiary of Seadrill,
                   Management AS           and its principal business is the
                                           commercial management of Seadrill's
                                           subsidiaries, including the
                                           chartering and insurance of its
                                           assets. Mr.Thorkildsen's principal
                                           business address is c/o Seadrill
                                           Management AS, Finnestadveien 27,
                                           Stavanger, Norway. Mr. Jacobsen is a
                                           citizen of Norway.

Trond Brandsrud    Chief Financial         Seadrill Management AS is a
                   Officer of              wholly-owned subsidiary of Seadrill,
                   Seadrill Management AS  and its principal business is the
                                           commercial management of Seadrill 's
                                           subsidiaries, including the
                                           chartering and insurance of its
                                           assets.  Mr. Brandsrud's principal
                                           business address is c/o Seadrill
                                           Management AS, Finnestadveien 27,
                                           Stavanger, Norway . Mr. Brandsrud is
                                           a citizen of Norway.


(ii) The address of Hemen's principal place of business is c/o Seatankers Management Co. Ltd., P.O. Box 53562, CY3399 Limassol, Cyprus. The principal business of Hemen is acting as an investment holding company. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director of Hemen is set forth below. Hemen does not have any executive officers.

Dimitris Hannas      Director     Mr. Hannas' principal business address is
                                  Deana Beach Apartments, Block 1, 4th Floor,
                                  Promachon Eleftherias Street,
                                  Ayios Athanasios, CY - 4103 Limassol, Cyprus.
                                  Mr. Hannas is a citizen of Cyprus.

Kyriakos Kazamias    Director     Mr. Kazamias' principal business address is
                                  Deana Beach Apartments, Block 1, 4th Floor,
                                  Promachon Eleftherias Street,
                                  Ayios Athanasios, CY - 4103 Limassol, Cyprus.
                                  Mr. Kazamias is a citizen of Cyprus.

Costas Pallaris      Director     Mr. Pallaris' principal business address is
                                  Deana Beach Apartments, Block 1, 4th Floor,
                                  Promachon Eleftherias Street,
                                  Ayios Athanasios, CY - 4103 Limassol, Cyprus.
                                  Mr. Pallaris is a citizen of Cyprus.

(vi) Mr. Fredriksen is a citizen of Cyprus and his present principal occupation is as Chairman, Chief Executive Officer, President and a Director of Frontline. Mr. Fredriksen's principal business address is c/o Frontline Ltd., 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

(d. and e.) To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2, has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

The source of funds for the purchases of 200,000 shares of Common Stock of the Issuer held in the account of Seadrill was $6,967,840, representing the working capital of Seadrill.

On March 7, 2008, Seadrill entered into a forward contract with Nordea Bank Finland plc (the "Seller") whereby Seadrill has agreed to purchase 4,689,200 shares of Common Stock from the Seller on September 9, 2008, for a purchase price of $158,396,018. Please see Item 6 herein for a discussion of the forward contract.

On March 26, 2008, Seadrill entered into a second forward contract with the Seller whereby Seadrill has agreed to purchase 3,540,000 shares of Common Stock from the Seller on September 9, 2008, for a purchase price of $121,618,116. Please see Item 6 herein for a discussion of the forward contract.

None of the other persons named in response to Item 2 hold any shares of Common Stock in their accounts.

Item 4.  Purpose of Transaction
-------------------------------

The Reporting Persons have acquired their shares of Common Stock for investment. The Reporting Persons evaluate their investment in the shares of Common Stock on continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to
Schedule 13D.

The Reporting Persons reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

The Reporting Persons reserve the right to effect transactions that would change the number of shares it may be deemed to beneficially own.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

(a. and b.) According to the Issuer's most recent quarterly report on Form 10-Q, there were 167,764,752 shares of Common Stock issued and outstanding as of April 30, 2008. The Reporting Persons report beneficial ownership of the following shares of Common Stock:

Seadrill may be deemed to beneficially own 8,429,200 shares of Common Stock, representing approximately 5.0% of the outstanding shares of Common Stock of the Issuer. Seadrill has the sole power to vote 0 shares of Common Stock and the shared power to vote 8,429,200 shares of Common Stock. Seadrill has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 8,429,200 shares of Common Stock.

Hemen may be deemed to beneficially own 8,429,200 shares of Common Stock, representing approximately 5.0% of the outstanding shares of Common Stock of the Issuer. Hemen has the sole power to vote 0 shares of Common Stock and the shared power to vote 8,429,200 shares of Common Stock. Hemen has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 8,429,200 shares of Common Stock.

Mr. Fredriksen may be deemed to beneficially own 8,429,200 shares of Common Stock, representing approximately 5.0% of the outstanding shares of Common Stock of the Issuer. Mr. Fredriksen has the sole power to vote 0 shares of Common Stock and the shared power to vote 8,429,200 shares of Common Stock. Mr. Fredriksen has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 8,429,200 shares of Common Stock.

None of the other persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the shares of Common Stock that are the subject of this Statement.

(c.) Not Applicable.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Issuer's Common Stock beneficially owned by the Reporting Persons.

(e.) Not applicable.

-----------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On March 7, 2008, Seadrill entered into a forward contract with the Seller whereby Seadrill has agreed to purchase 4,689,200 shares of Common Stock from the Seller on September 9, 2008, for a purchase price of $158,396,018. Attached hereto as Exhibit B is a copy of the forward contract dated March 7, 2008.

On March 26, 2008, Seadrill entered into a second forward contract with the Seller whereby Seadrill has agreed to purchase 3,540,000 shares of Common Stock from the Seller on September 9, 2008, for a purchase price of $121,618,116. Attached hereto as Exhibit C is a copy of the forward contract dated March 26, 2008.

-----------------------------------------------------------------------------


Item 7.  Material to be Filed as Exhibits
-----------------------------------------
Exhibit A - Joint Filing Undertaking.
Exhibit B - Forward Contract dated March 7, 2008.
Exhibit C - Forward Contract dated March 26, 2008.

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  July 21, 2008

SEADRILL LIMITED

By: /s/ Alf C. Thorkildsen
    ------------------------
Name:   Alf C. Thorkildsen
Title:  Principal Executive Officer


HEMEN HOLDING LIMITED

By: /s/ Dimitris Hannas
    ------------------------
Name:   Dimitris Hannas
Title:  Director


JOHN FREDRIKSEN

By: /s/ John Fredriksen
    -------------------
Name:   John Fredriksen

                                    Exhibit A
                            JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D with respect to the shares of Common Stock of Pride International, Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D jointly on behalf of each such party.

Dated:  July 21, 2008

SEADRILL LIMITED

By: /s/ Alf C. Thorkildsen
    ------------------------
Name:   Alf C. Thorkildsen
Title:  Principal Executive Officer


HEMEN HOLDING LIMITED

By: /s/ Dimitris Hannas
    ------------------------
Name:   Dimitris Hannas
Title:  Director


JOHN FREDRIKSEN

By: /s/ John Fredriksen
    -------------------
Name:   John Fredriksen

                                    Exhibit B

                      Forward Contact dated March 7, 2008.


   SEADRILL LIMITED                                + 358 9 165 59832 Tel
                                                   + 358 9 165 59825 Fax
   Attn: Are Fredhammer                            lpfi@nordea.com  Mail
   Fax: +47 51 30 90 01




                                       OTC
                  PHYSICALLY-SETTLED SHARE FORWARD TRANSACTION:




Nordea Bank Finland, Plc
2747 Local Derivatives Operations
FIN-00020 NORDEA
FINLAND
SEADRILL LIMITED

Attention:             Are Fredhammer
Fax:                   +47 51 30 90 01


Dear Sirs / Madams:


The purpose of this letter agreement (this "Confirmation") is to confirm the terms and conditions of the Transaction entered into between Nordea Bank Finland Plc (Nordea) and SEADRILL LIMITED ("Counterparty") on the Trade Date specified below (the "Transaction"). This Confirmation constitutes a "Confirmation" as referred to in the ISDA Master Agreement specified below.

The definitions and provisions contained in the 2000 ISDA Definitions (the "Swap Definitions") and in the 2002 ISDA Equity Derivatives Definitions (the "Equity Definitions", and together with the Swap Definitions, the "Definitions"), in each case as published by the International Swaps and Derivatives Association, Inc., are incorporated into this Confirmation. In the event of any inconsistency between the Swap Definitions and the Equity Definitions, the Equity Definitions will govern. In the event of any inconsistency between either set of Definitions and this Confirmation, this Confirmation will govern. In the event of any inconsistency between this Confirmation and the Definitions or the Master Agreement, this Confirmation will govern

References in the Swap Definitions to the term "Swap Transaction" shall be deemed to be references to the term "Transaction" for the purposes of this Confirmation.

1. This Confirmation supplements, forms part of, and is subject to, the ISDA Master Agreement, as amended and supplemented from time to time (the "Agreement"), between you and us. All provisions contained in the Agreement govern this Confirmation except as expressly modified below.

     If we have not yet executed an ISDA Master Agreement, this Confirmation evidences a binding agreement between you and us as to the terms of the Transactions to which this Confirmation relates. In addition, you and we agree to use all reasonable efforts promptly to negotiate, execute and deliver an agreement in the form of the ISDA Master Agreement, with such modifications as you and we will in good faith agree. Upon the execution by you and us of such an agreement, this Confirmation will supplement, form a part of, and be subject to that agreement. All provisions contained in or incorporated by reference in that agreement upon its execution will govern this Confirmation except as expressly modified below.

     Until we execute and deliver that agreement, this Confirmation, together with all other documents referring to the ISDA Form (each a "Confirmation") confirming transactions (each a "Transaction") entered into between us (notwithstanding anything to the contrary in a Confirmation), shall supplement, form a part of, and be subject to an agreement in the form of the ISDA Form as if we had executed an agreement in such form (but without any Schedule except for the election of English law as the governing law) on the Trade Date of the first such Transaction between us. In the event of any inconsistency between the provisions of that agreement and this Confirmation, this Confirmation will prevail for the purpose of this Option Agreement.


2. The terms of the particular Transaction to which this Confirmation relates are as follows:

     General Terms:

          Nordea reference:                12641198
          Trade Date:                      07 Mar 08
          Trade Time:                      10:30 CET
          Effective Date:                  12 Mar 08
          Seller:                          Nordea
          Buyer:                           Counterparty
          Shares:                          Pride International Inc.
          ISIN:                            US74153Q1022
          Number of Shares:                4689200
          Forward Price:                   USD 33,7789
          Exchange:                        NYSE
          Related Exchange(s):             NYSE

     Valuation:

          Valuation Time:                  The Scheduled Closing Time on the
                                           relevant Exchange on the
                                           relevant Valuation Date.
          Valuation Date:                  09 Sep 08
          Averaging Dates:                 Not Applicable
          Averaging Date Disruption:       Not Applicable
          Relevant Price:                  In case of Index underlying: The
                                           level of Index determined by the
                                           Calculation Agent as of the
                                           Valuation Time on the Valuation Date.
                                           In case of Share underlying: The
                                           price per share determined by
                                           the Calculation Agent as of the
                                           Valuation Time on the
                                           Valuation Date.

     Settlement Terms:

          Physical Settlement:             Applicable
          Settlement Date:                 Three (3) Business Days after the
                                           Valuation Date
          Settlement Currency:             USD
          Settlement Price:                The Forward Price
          Business Days for Payments:      Washington

     Share Adjustments

          Method of Adjustments:           Calculation Agent Adjustment

     Extraordinary Events:

          Consequences of Merger Events:
          Share for Share:                 Modified Calculation Agent Adjustment
          Share for Other:                 Modified Calculation Agent Adjustment
          Share for Combined:              Modified Calculation Agent Adjustment
          Determining Party:               Nordea

          Tender Offer:                    Applicable

          Consequences of Tender Offers:
          Share for Share:                 Modified Calculation Agent Adjustment
          Share for Other:                 Modified Calculation Agent Adjustment
          Share for Combined:              Modified Calculation Agent Adjustment
          Determining Party:               Nordea

          Composition of Combined          Not Applicable
          Consideration:
          Nationalization, Insolvency or   Cancellation and Payment (Calculation
          Delisting:                       Agent Determination)

          Determining Party:               Nordea

     Additional Disruption Events:

          Change in Law:                   Applicable
          Failure to Deliver:              Applicable
          Insolvency Filing:               Applicable
          Hedging Disruption:              Applicable
          Hedging Party:                   Nordea
          Increased Cost of Hedging:       Applicable
          Hedging Party:                   Nordea
          Loss of Stock Borrow:            Not Applicable
          Hedging Party:                   Nordea
          Increased Cost of Stock Borrow:  Not Applicable
          Determining Party:               Nordea


          Non-Reliance:                    Applicable
          Agreements and Acknowledgments
          Regarding Hedging Activities:    Applicable
          Additional Acknowledgments:      Applicable


3.   Calculation Agent:                    Nordea

4.   Account Details:

     Account for payments to Nordea:       [Redacted]

     Account for payments to Counterpart:  PLEASE ADVISE

5.   Offices:

     (a) The Office of Nordea Bank Finland Plc for the Transaction is Helsinki; and

     (b)  The office of Counterpart for the Transaction is Stavanger


6.   Transfer:

     Notwithstanding anything in the Confirmation or the Agreement, Nordea may assign its rights and obligations under this Transaction, in whole and not in part, to any affiliate of Nordea effective upon delivery to Counterpart of a written notification thereof.

7.   Governing Law:                         English Law


Contact information relating to Nordea

Settlement:
Nordea Bank Finland Plc
2747 Local Derivatives Operations
Aleksis Kiven katu 9
FIN-00020 Nordea
fax. + 358 9 165 59825
tel. + 358 9 165 59832

Legal:
Nordea Bank Finland Plc
2948 Debt and Structured Finance Legal,
Aleksis Kiven katu 3-5
FIN-00020 Nordea
fax. + 358 9 627 956
tel. + 358 9 165 59316


Please confirm that the foregoing correctly sets forth the terms of our agreement by executing the copy of this Confirmation enclosed for that purpose and returning it to us or by sending to us a letter or telex substantially similar to this letter, which letter or telex sets forth the material terms of the Transaction to which this Confirmation relates and indicates your agreement to those terms.

Yours sincerely,

Nordea Bank Finland Plc


/s/ Bo Havresoe                             /s/ Anna-Kaarina Alestalo
------------------------------------        --------------------------

Name:   Bo Havresoe                         Name:    Anna-Kaarina Alestalo
Title:  Head of Global Derivatives          Title:   Head of Local Derivatives
        Operations                                   Operations


Confirmed as of the date first above written:

SEADRILL LIMITED


-----------------------------------         ---------------------------------

Name:                                       Name:
Title:                                      Title:

                                    Exhibit C

                     Forward Contract dated March 26, 2008.


   SEADRILL LIMITED                                + 358 9 165 59832 Tel
                                                   + 358 9 165 59825 Fax
   Attn: Are Fredhammer                            lpfi@nordea.com  Mail
   Fax: +47 51 30 96 88




                                       OTC
                  PHYSICALLY-SETTLED SHARE FORWARD TRANSACTION:




Nordea Bank Finland, Plc
2747 Local Derivatives Operations
FIN-00020 NORDEA
FINLAND
SEADRILL LIMITED

Attention:             Are Fredhammer
Fax:                   +47 51 30 96 88


Dear Sirs / Madams:


The purpose of this letter agreement (this "Confirmation") is to confirm the terms and conditions of the Transaction entered into between Nordea Bank Finland Plc (Nordea) and SEADRILL LIMITED ("Counterparty") on the Trade Date specified below (the "Transaction"). This Confirmation constitutes a "Confirmation" as referred to in the ISDA Master Agreement specified below.

The definitions and provisions contained in the 2000 ISDA Definitions (the "Swap Definitions") and in the 2002 ISDA Equity Derivatives Definitions (the "Equity Definitions", and together with the Swap Definitions, the "Definitions"), in each case as published by the International Swaps and Derivatives Association, Inc., are incorporated into this Confirmation. In the event of any inconsistency between the Swap Definitions and the Equity Definitions, the Equity Definitions will govern. In the event of any inconsistency between either set of Definitions and this Confirmation, this Confirmation will govern. In the event of any inconsistency between this Confirmation and the Definitions or the Master Agreement, this Confirmation will govern

References in the Swap Definitions to the term "Swap Transaction" shall be deemed to be references to the term "Transaction" for the purposes of this Confirmation.

1. This Confirmation supplements, forms part of, and is subject to, the ISDA Master Agreement, as amended and supplemented from time to time (the "Agreement"), between you and us. All provisions contained in the Agreement govern this Confirmation except as expressly modified below.

     If we have not yet executed an ISDA Master Agreement, this Confirmation evidences a binding agreement between you and us as to the terms of the Transactions to which this Confirmation relates. In addition, you and we agree to use all reasonable efforts promptly to negotiate, execute and deliver an agreement in the form of the ISDA Master Agreement, with such modifications as you and we will in good faith agree. Upon the execution by you and us of such an agreement, this Confirmation will supplement, form a part of, and be subject to that agreement. All provisions contained in or incorporated by reference in that agreement upon its execution will govern this Confirmation except as expressly modified below.

     Until we execute and deliver that agreement, this Confirmation, together with all other documents referring to the ISDA Form (each a "Confirmation") confirming transactions (each a "Transaction") entered into between us (notwithstanding anything to the contrary in a Confirmation), shall supplement, form a part of and be subject to an agreement in the form of the ISDA Form as if we had executed an agreement in such form (but without any Schedule except for the election of English law as the governing law) on the Trade Date of the first such Transaction between us. In the event of any inconsistency between the provisions of that agreement and this Confirmation, this Confirmation will prevail for the purpose of this Option Agreement.


2. The terms of the particular Transaction to which this Confirmation relates are as follows:

     General Terms:

          Nordea reference:                12821611
          Trade Date:                      26 Mar 08
          Trade Time:                      17:03 CET
          Effective Date:                  28 Mar 08
          Seller:                          Nordea
          Buyer:                           Counterparty
          Shares:                          Pride International Inc.
          ISIN:                            US74153Q1022
          Number of Shares:                3540000
          Forward Price:                   USD 34,3554
          Exchange:                        NYSE
          Related Exchange(s):             NYSE

     Valuation:

          Valuation Time:                  The Scheduled Closing Time on the
                                           relevant Exchange on the
                                           relevant Valuation Date.
          Valuation Date:                  09 Sep 08
          Averaging Dates:                 Not Applicable
          Averaging Date Disruption:       Not Applicable
          Relevant Price:                  In case of Index underlying: The
                                           level of Index determined by the
                                           Calculation Agent as of the
                                           Valuation Time on the Valuation Date.
                                           In case of Share underlying: The
                                           price per share determined by
                                           the Calculation Agent as of the
                                           Valuation Time on the
                                           Valuation Date.

     Settlement Terms:

          Physical Settlement:             Applicable
          Settlement Date:                 Three (3) Business Days after the
                                           Valuation Date
          Settlement Currency:             USD
          Settlement Price:                The Forward Price
          Business Days for Payments:      Washington

     Share Adjustments

          Method of Adjustments:           Calculation Agent Adjustment

     Extraordinary Events:

          Consequences of Merger Events:
          Share for Share:                 Modified Calculation Agent Adjustment
          Share for Other:                 Modified Calculation Agent Adjustment
          Share for Combined:              Modified Calculation Agent Adjustment
          Determining Party:               Nordea

          Tender Offer:                    Applicable

          Consequences of Tender Offers:
          Share for Share:                 Modified Calculation Agent Adjustment
          Share for Other:                 Modified Calculation Agent Adjustment
          Share for Combined:              Modified Calculation Agent Adjustment
          Determining Party:               Nordea

          Composition of Combined          Not Applicable
          Consideration:
          Nationalization, Insolvency or   Cancellation and Payment (Calculation
          Delisting:                       Agent Determination)

          Determining Party:               Nordea

     Additional Disruption Events:

          Change in Law:                   Applicable
          Failure to Deliver:              Applicable
          Insolvency Filing:               Applicable
          Hedging Disruption:              Applicable
          Hedging Party:                   Nordea
          Increased Cost of Hedging:       Applicable
          Hedging Party:                   Nordea
          Loss of Stock Borrow:            Not Applicable
          Hedging Party:                   Nordea
          Increased Cost of Stock Borrow:  Not Applicable
          Determining Party:               Nordea


          Non-Reliance:                    Applicable
          Agreements and Acknowledgments
          Regarding Hedging Activities:    Applicable
          Additional Acknowledgments:      Applicable


3.   Calculation Agent:                    Nordea

4.   Account Details:

     Account for payments to Nordea:       [Redacted]

     Account for payments to Counterpart:  PLEASE ADVISE

5.   Offices:

     (a) The Office of Nordea Bank Finland Plc for the Transaction is Helsinki; and

     (b)  The office of Counterpart for the Transaction is Stavanger


6.   Transfer:

     Notwithstanding anything in the Confirmation or the Agreement, Nordea may assign its rights and obligations under this Transaction, in whole and not in part, to any affiliate of Nordea effective upon delivery to Counterpart of a written notification thereof.

7.   Governing Law:                         English Law


Contact information relating to Nordea

Settlement:
Nordea Bank Finland Plc
2747 Local Derivatives Operations
Aleksis Kiven katu 9
FIN-00020 Nordea
fax. + 358 9 165 59825
tel. + 358 9 165 59832

Legal:
Nordea Bank Finland Plc
2948 Debt and Structured Finance Legal,
Aleksis Kiven katu 3-5
FIN-00020 Nordea
fax. + 358 9 627 956
tel. + 358 9 165 59316


Please confirm that the foregoing correctly sets forth the terms of our agreement by executing the copy of this Confirmation enclosed for that purpose and returning it to us or by sending to us a letter or telex substantially similar to this letter, which letter or telex sets forth the material terms of the Transaction to which this Confirmation relates and indicates your agreement to those terms.

Yours sincerely,

Nordea Bank Finland Plc


/s/ Bo Havresoe                             /s/ Anna-Kaarina Alestalo
------------------------------------        --------------------------

Name:   Bo Havresoe                         Name:    Anna-Kaarina Alestalo
Title:  Head of Global Derivatives          Title:   Head of Local Derivatives
        Operations                                   Operations


Confirmed as of the date first above written:

SEADRILL LIMITED


-----------------------------------         ---------------------------------

Name:   Harald Groseseld                    Name:
Title:  Vice President                      Title:


SK 25542 0002 869849 v3